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                          April 27, 2023

       Stanislas Veillet
       Chief Executive Officer and Chairman
       Biophytis S.A.
       Sorbonne University   BC 9, B  timent A 4  me   tage
       4 place Jussieu
       75005 Paris, France

                                                        Re: Biophytis S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed April 21,
2023
                                                            File No. 333-271385

       Dear Stanislas Veillet:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wendy Grasso